EXHIBIT 11

Radian Group Inc.

Schedule of Net (Loss) Income per Share

	Three Months Ended September 30		Nine Months Ended September 30
(In thousands, except per-share amounts and market prices)	2009	2008	2009	2008
Net (loss) income	$(70,450)	$36,699	$(56,012)	$(160,187)
Average diluted stock options outstanding	—	471.8	—	—
Average exercise price per share	$—	$2.48	$—	$—
Average market price per share—diluted basis	$—	$3.04	$—	$—
Average common shares outstanding	81,749	79,960	81,761	79,603
Increase in share due to exercise of common stock equivalents—diluted basis (1)	—	511	—	—

Adjusted shares outstanding—diluted	81,749	80,471	81,761	79,603

Net (loss) income per share—basic	$(0.86)	$0.46	$(0.69)	$(2.01)

Net (loss) income per share—diluted	$(0.86)	$0.46	$(0.69)	$(2.01)

(1)	As a result of our net loss for the three and nine months ended September 30, 2009, 4,752,900 shares of our common stock equivalents issued under our stock-based compensations plans were not included in the calculation of diluted net loss per share because they were anti-dilutive. As a result of our net loss for the nine months ended September 30, 2008, 5,235,491 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net loss per share because they were anti-dilutive. For the three months ended September 30, 2008, 4,082,849 shares of our common stock equivalents were not included in the calculation of diluted earnings per share because they were anti-dilutive.